Exhibit 99.1

April 16, 2025

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited, have at their meeting held over April 15-16, 2025, considered and approved the financial results of the Company for the quarter and year ended March 31, 2025, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Please find enclosed the Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter and year ended March 31, 2025, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro. com.

The Board Meeting commenced on April 15, 2025 at 4:00 PM, and finally concluded on April 16, 2025 at 3:35 PM.

Thanking You,

For Wipro Limited
M Sanaulla Khan Company Secretary ENCL: As above

Chartered Accountants
Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three months and year ended March 31, 2025 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three months and year ended March 31, 2025.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three months and year ended March 31, 2025. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian

Partner

(Membership No. 110815)

UDIN:

Bengaluru, April 16, 2025

WIPRO LIMITED

CIN- L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax:+91-80-2844 0054

STATUTORILY AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR

ENDED MARCH 31, 2025 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Income
I	Revenue from operations	171,127	168,030	165,932	672,928	667,924
II	Other income	13,787	7,695	10,323	38,598	30,458

III	Total Income (I+II)	184,914	175,725	176,255	711,526	698,382

IV	Expenses
	a) Purchases of stock-in-trade	588	289	477	2,106	2,642
	b) Changes in inventories of stock-in-trade	(27)	257	181	90	179
	c) Employee benefits expense	92,987	93,334	95,937	373,355	382,895
	d) Finance costs	2,485	2,811	2,061	9,813	8,197
	e) Depreciation, amortisation and impairment expense	3,748	3,460	3,743	14,466	14,918
	f) Sub-contracting and technical fees	29,046	28,600	28,638	113,448	113,898
	g) Facility expenses	3,154	2,814	2,795	11,889	10,340
	h) Travel	2,599	2,360	2,733	11,211	12,021
	i) Communication	632	530	447	2,291	2,707
	j) Legal and professional charges	2,281	1,667	1.253	7,006	5,612
	k) Software license expense for internal use	4,186	4,111	3,590	15,983	14,880
	I) Marketing and brand building	832	911	535	3,114	2,935
	m) Other expenses	2,241	331	417	2,452	2,983

	Total Expenses (IV)	144,752	141,475	142,807	567,224	574,207

V	Profit before tax (III-IV)	40,162	34,250	33,448	144,302	124,175
VI	Tax expense
	a) Current tax	11,826	9,109	7,225	39,487	31,485
	b) Deferred tax	(586)	(2,980)	1,757	(3,109)	1,504

	Total tax expense (VI)	11,240	6,129	8,982	36,378	32,989

VII	Profit for the period (V-VI)	28,922	28,121	24,466	107,924	91,186

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	(58)	(331)	55	254	602
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(5)	(12)	10	(9)	36
	Deferred taxes relating to items that will not be reclassified to profit or loss	25	81	(7)	(57)	(148)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	(125)	360	358	(248)	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	447	(231)	19	193	162
	Net change in fair value of forward contracts designated as cash flow hedges	1,139	(1,486)	343	(787)	1,866

1

	Net change in fair value of investment in debt instruments measured at fair value through OCI	438	78	307	1,189	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	(469)	314	(219)	(24)	(715)
	Total other comprehensive income for the period, net of taxes	1,392	(1,227)	866	511	3,810

IX	Total comprehensive income for the period (VII+VIII)	30,314	26,894	25,332	108,435	94,996

X	Paid up equity share capital ( Par value ₹2 per share)	20,944	20,938	10,450	20,944	10,450
XI	Reserve excluding revaluation reserves as per balance sheet				608,067	567,369
XII	Earnings per equity share
	(Equity shares of par value ₹2/-each) (EPS for the three months ended periods are not annualised)
	Basic (in ₹)	2.76	2.69	2.34	10.32	8.62
	Diluted (in ₹)	2.75	2.68	2.33	10.29	8.59

1.

The audited standalone financial results for the three and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and year ended March 31, 2025.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, for the year ended March 31, 2025. and the audited interim condensed standalone financial statements, for the nine months ended December 31, 2024, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the: provisions of the Companies Act. 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the standalone financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except. share and per share data, unless otherwise stated.

3.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

4.

Gain/(loss) on sale of property, plant and equipment, for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and for the year ended March 31, 2024 includes gain on sale of immovable properties of ₹ 2,357.

5.

Other expenses are net of insurance claim received of ₹ Nil for the three months ended March 31, 2025, December 31, 2024, March 31, 2024. respectively, and ₹1,805 and ₹ Nil for the year ended March 31, 2025 and 2024, respectively.

6.	Buyback of equity shares

During the year ended March 31, 2024, the Company concluded-the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act. 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended March 31, 2024, December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the year ended March 31, 2024, on account of buyback of equity shares.

2

7.	Issue of bonus shares

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e, l (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e, 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

8,	Balance Sheet:

	As at March 31, 2025	As at March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	69,991	66,563
Right-of-Use assets	11,539	6,415
Capital work-in-progress	1,785	6,697
Goodwill	4,604	4,604
Other intangible assets	721	1,013
Financial assets
Investments	214,554	206,806
Derivative assets	—	—
Other financial assets	3,300	3,342
Deferred tax assets (net)	453	251
Non-current tax assets (net)	6,629	8,313
Other non-current assets	4573	6,844

Total non-current assets	318,149	310,848

Current assets
Inventories	622	729
Financial assets
Investments	397,669	301,437
Derivative assets	1,578	1,105
Trade receivables	80,770	85,153
Unbilled receivables	37,416	31,331
Cash and cash equivalents	43,074	37,906
Other financial assets	5,903	7,790
Current tax assets (net)	3,693	4,875
Contract assets	9,809	12,941
Other current assets	21,718	22,371

Total current assets	602,252	505,638

TOTAL ASSETS	920,401	816,486

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,944	10,450
Other equity	608,067	567,369

TOTAL EQUITY	629,011	577,819

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	10,888	5,651
Other financial liabilities	1,051	—
Provisions	1,666	1,161
Deferred tax liabilities (net)	1,674	4,488
Non-current tax liabilities (net)	38,511	34,191
Other non-current liabilities	12,703	8,722

Total non-current liabilities	66,493	54,213

3

Current liabilities
Financial liabilities
Borrowings	60,500	41,750
Lease liabilities	3,468	3,594
Derivative liabilities	968	532
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	1,229	1,560
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	66,822	56,834
Other financial liabilities	22,245	22,403
Contract liabilities	15,146	14,265
Other current liabilities	9,862	10,220
Provisions	12,802	13,307
Current tax liabilities (net)	31,855	19,989

Total current liabilities	224,897	184,454

TOTAL LIABILITIES	291,390	238,667

TOTAL EQUITY AND LIABILITIES	920,401	816,486

^	Value is less than ₹ 0.5

9.	Statement of Cash Flows:

	Year ended March 31,
	2025	2024
Cash flows from operating activities
Profit for the year	107,924	91,186
Adjustments to reconcile profit for the year to net cash generated from operating activities
(Gain)/loss on sale of property, plant and equipment, net	(750)	(2,093)
Depreciation, amortization and impairment expense	14,466	14,918
Unrealised exchange (gain)/loss and net exchange (gain)/loss on loans to subsidiaries	(788)	599
Share-based compensation expense	4,737	4,738
Income tax expense	36,378	32,989
Lifetime expected credit loss	825	329
Finance and other income, net of finance costs	(27,511)	(19,799)
Diminution, in the value of non-current investments	359	—
Changes in operating assets and liabilities
(Increase)/Decrease in trade receivables	3,558	14,135
(Increase)/Decrease in unbilled receivables and contract assets	(2,953)	5,209
(Increase)/Decrease in inventories	107	184
(Increase)/Decrease in other financial assets and other assets	4,913	6,914
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	9,836	7,826
Increase/(Decrease) in contract liabilities	881	(4,767)

Cash generated from operating activities before taxes	151,982	152368

Income taxes paid, net	(20,435)	(10,209)

Net cash generated from operating activities	131,547	142,159

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(10,539)	(7,508)
Proceeds from disposal of property, plant and equipment	1,832	3,780
Payment for purchase of investments	(780,640)	(943,324)
Proceeds from sale of investments	688,878	944,799
Investment in subsidiaries	(51)	(12,753)
Proceeds from repayment of loan by subsidiaries	—	12,417
Repayment of security deposit for property, plant and equipment	(300)	300
Interest received	23,722	19,441
Dividend received	5,163	5,218

Net cash generated from/(used in) investing activities	(71,935)	22,370

4

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	27	13
Repayment of borrowings	(176,000)	(130,557)
Proceeds from borrowings	194,750	120.500
Payment of lease liabilities	(4,838)	(4,806)
Payment of dividend	(62,821)	(5,224)
Interest and finance costs paid	(5,270)	(6,340)
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)

Net cash used in financing activities	(54,152)	(171,587)

Net increase/(decrease) in cash and cash equivalents during the year	5,460	(7,058)
Effect of exchange rate changes on cash and cash equivalents	(292)	(306)
Cash and cash equivalents at the beginning of the year	37,906	45,270

Cash and cash equivalents at the end of the year	43,074	37,906

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: April 16, 2025	Chairman

5

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months and year ended March 31, 2025 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three months and year ended March 31, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act,

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities in the group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W - 100018)

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, April 16, 2025

WIPRO LIMITED

CIN: L32I02KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED

MARCH 31, 2025 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Income
I	Revenue from operations	225,042	223,188	222,083	890,884	897,603
II	Other income	11,883	10,041	6,529	38,840	26,308

III	Total Income (I+II)	236,925	233,229	228,612	929,724	923,911

IV	Expenses
	a) Purchases of stock-in-trade	810	459	825	2,967	3,832
	b) Changes in inventories of stock-in-trade	31	318	156	195	278
	c) Employee benefits expense	133,454	133,035	136,255	533,477	549,301
	d) Finance costs	3,767	4,146	3,308	14,770	12,552
	e) Depreciation, amortisation and impairment expense	7,217	6,765	8,405	29,579	34,071
	f) Sub-contracting and technical fees	24,896	25,903	24,318	100,148	103,030
	g) Facility expenses	4,113	3,884	3,727	16,067	14,556
	h) Travel	3,158	3,164	3,349	14,095	15,102
	i) Communication	899	871	956	3,842	4,878
	j) Legal and professional charges	3,133	2,842	2,324	11,270	9,559
	k) Software license expense for internal use	4,951	5,080	4,395	19,338	18,378
	l) Marketing and brand building	917	1,032	667	3,591	3,555
	m) Lifetime expected credit loss/ (write-back)	365	(608)	367	324	640
	n) Other expenses	2,075	1,810	736	5,358	6,736

	Total Expenses	189,786	188,701	189,788	755,021	776,468

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)
VI	Profit before tax (III-IV+V)	47,430	44,533	38,622	174,957	147,210
VII	Tax expense
	a) Current tax	13,056	10,829	7,594	45,405	34,973
	b) Deferred tax	(1,507)	37	2,446	(2,628)	1,116

	Total tax expense	11,549	10,866	10,040	42,777	36,089

VIII	Profit for the period (VI-VII)	35,881	33,667	28,582	132,180	111,121

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	98	(325)	(199)	323	193
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(2,950)	(506)	(483)	(3,619)	(447)
	Deferred taxes relating to items that will not be reclassified to profit or loss	33	233	(1)	94	(137)
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	1,769	1,753	(855)	7,216	4,151
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	(55)	1	(2)	(41)	(198)
	Net change in time value of option contracts designated as cash flow hedges	(125)	360	358	(248)	258
	Net change in intrinsic value of option contracts designated as cash flow hedges	447	{231	19	193	162
	Net change in fair value of forward contracts designated as cash flow hedges	1, 102	(1,486)	475	(993)	2,115
	Net change in fair value of investment in debt instruments measured at fair value through OCI	438	78	307	1,189	1,749
	Deferred taxes relating to items that will be reclassified to profit or loss	(459)	314	(257)	34	(787)

	Total other comprehensive income for the period, net of taxes	298	191	(638)	4,148	7,059

	Total comprehensive income for the period (VIII+IX)	36,179	33,858	27,944	136,328	118,180

X	Profit for the period attributable to:
	Equity holders of the Company	35,696	33,538	28,346	131,354	110,452
	Non-controlling interests	185	129	236	826	669

		35,881	33,667	28,582	132,180	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,012	33,683	27,770	135,480	117,676
	Non-controlling interests	167	175	174	848	504

		36,179	33,858	27,944	136,328	118,180

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,944	20,938	10,450	20,944	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				802,697	734,880

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each) (EPS for the three and nine months ended periods are not annualised)
	Basic (in ₹)	3.41	3.21	2.71	12.56	10.44
	Diluted (in ₹)	3.39	3.20	2.70	12.52	10.41

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three months and year ended March 31, 2025.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2025, and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2024 which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter, The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the year - ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885 and for the year ended March 31,2024 includes gain on sale of immovable properties of ₹ 2,357.

4.

Other expenses are net of reversals of contingent consideration of ₹2, ₹ Nil, ₹ 792 for the three months ended March 31, 2025, December 31, 2024, March 31, 2024, respectively, and ₹ 169 and ₹ 1,300 for the year ended March 31, 2025 and March 31, 2024, respectively. Other expenses are net of insurance claim received of ₹ Nil for the three months ended March 31, 2025, December 31, 2024, .March 31, 2024, respectively, and ₹ 1,805 and ₹ Nil for the year ended March 31, 2025 and 2024, respectively.

5.	List of subsidiaries, associate and joint venture as at March 31, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known		Belgium
as Wipro 4C NV)
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known	Netherlands
as Wipro 4C Nederland B.V)
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Servicos E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies	Saudi Arabia
Limited (2)
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services		U.K.
Limited
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology		Netherlands
Netherlands BV
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa		South Africa
(Proprietary) Limited
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL.		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited (6)		Singapore
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (l)	USA
		Edgile, LLC	USA
		Health Plan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (l)	USA
		Wipro Appirio, Inc. (l)	USA
		Wipro Designit Services, Inc. (l)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (7)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (8)			USA
	Wipro Life Science Solutions, LLC (9)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’. ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)

Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited has acquired 45% of the equity securities of Women’s Business Park Technologies Limited on March 24, 2025 in addition to 55% of the equity’ securities held.

(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.
(5)	Wipro Information Technology Netherlands BV, has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro Networks Pte Limited has acquired 100% of the equity securities of Applied Value Technologies Pte Limited
(7)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(8)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024,
(9)	Wipro Life Science Solutions. LLC has been incorporated as a wholly-owned subsidiary of Wipro. Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated. Wipro NextGen Enterprise Inc., Rizing intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd. Wipro Appirio, Inc., Wipro Desighit Services, inc., Wipiro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V.(11)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, lnc.(10)	USA
		Rizing Pte Ltd. (11)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.1		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Services Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH(11)	Germany
		Wipro IT Services Austria GmbH	Austria

(10)	Attune Netherlands B.V transferred its entire shareholding in Rizing Consulting USA, Inc. to Rizing LLC, effective March 31, 2025.
(11)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2025, the Company held 43.7% interest in Drivestrcam Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

6.	Segment information;

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services; The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”). Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America; banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe, APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments’’. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities; since a meaningfu1 segregation of the avariable data is onerous.

Information on reportable segments for the three months ended March 31, 2025. December 31, 2024, and March 31, 2024, year ended March 31, 2025 and March ,31, 2024 are as follows:

	Three months ended			Year ended
Particulars	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,721	72,010	67,229	281,824	268,230
Americas 2	68,582	68,120	67,724	271,972	269,482
Europe	58,552	59,282	61,344	240,077	253,927
APMEA	23,598	23,439	24,499	94,351	102,177

Total of IT Services	224,453	222,851	220,796	888,224	893,816
IT Products	813	747	1,159	2,692	4,127

Total segment revenue	225,266	223,598	221,955	890,916	897,943

Segment result
IT Services
Americas 1	16,195	14,966	14,081	58,186	59,364
Americas 2	15,513	15,275	15,791	61,326	59,163
Europe	8,140	7,600	7,933	29,434	33,354
APMEA	3,672	3,667	3,401	12,850	12,619
Unallocated	(4,250	(2,518	(5,011	(10,157)	(20,304

Total of IT Services	39,270	38,990	36,195	151,639	144,196
IT Products	28	29	143	(173)	(371)
Reconciling Items	(211)	(53)	(965)	(195)	(7,726)

Total segment result	39,087	38,966	35,373	151,271	136,099

Finance costs	(3,767	(4,146	(3,308	(14,770)	(12,552)
Finance and other income	11,819	9,708	6,759	38,202	23,896
Share of net profit/ (loss) of associate and joint	291	5	(202)	254	(233)
venture accounted for using equity method

Profit before tax	47,430	44,533	38,622	174,957	147,210

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues: amounting to ₹ 224, ₹ 410 and ₹ (128) for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024 respectively, ₹ 32 and ₹ 340 for the year ended March 31, 2025 and March 31, 2024 respectively, which is reported as a part of Other income in the consolidated financial results.

d)	Restructuring cost of ₹ Nil and ₹ 6,814 for the three months and year ended March 31, 2024, respectively, is included under Reconciling Items.
e)	Reconciling Items for the three months and year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Year ended
	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
Amortisation and impairment expenses on intangible assets	1,631	1,577	2,569	7,909	11,756
Change in fair value of contingent consideration	(2)	—	(792)	(169)	(1,300)

Segment results of IT Services segment for the three months and year ended March 31, 2024 are after considering additional amortisation due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,195, ₹ 1,712, and ₹ 1,293 for the three months ended March 31, 2025 December 31, 2024, and March 31, 2024, respectively, and ₹ 5,524 and ₹ 5,590 for the year ended March 31, 2025 and March 31, 2024 respectively.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ (160), ₹ (77) and ₹ (102) for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, and ₹ 606 and 2,072 for the year ended March 31, 2025 and March 31, 2024 respectively.

7

During the year ended March 31, 2025 and 2024, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations Consequently, the Company has recognized impairment charge of ₹ Nil, ₹ Nil and ₹ 808 for the three months ended March 31, 2025, December 31, 2024 and March 31,2024, ₹ 1,155 and ₹ 1,701 for the year ended March 31, 2025 and 2024, as part of amortization and impairment

8.	Buyback of equity shares

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390), In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024 will not add up to earnings per share for the year ended March 31, 2024, on account of buyback of equity shares.

9.	Issue of bonus shares

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e. l (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

10.	Audited Consolidated Balance Sheet

	As at
	March 31, 2025	March 31. 2024
ASSETS
Non-current assets
Property, plant and equipment	78,473	74,128
Right-of-Use assets	25,598	17,955
Capital Work-in-progress	1,964	7,234
Goodwill	320,346	311,449
Other Intangible assets	27,450	32,748
Investments accounted for using the equity method	1,327	1,044
Financial assets
Investments	26,458	21,629
Derivative assets	—	25
Trade receivables	299	4,045
Other financial assets	4,664	5,550
Deferred tax assets (net)	2,561	1,817
Non-current tax assets (net)	7,230	9,043
Other non-current assets	7,707	10,577

Total non-current assets	504,077	497,244

Current assets
Inventories	694	907
Financial assets
Investments	411,474	311,171
Derivative assets	1,820	1,333
Trade receivables	117,745	115,477
Unbilled receivables	64,280	58,345
Cash and cash equivalents	121,974	96,953
Other financial assets	8,448	10,536
Current tax assets (net)	6,417	6,484
Contract assets	15,795	19,854
Other current assets	29,128	29,602

Total current assets	777,775	650,662

TOTAL ASSETS	1,281,852	1,147,906

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,944	10,450
Other equity	802,697	734,880

Equity attributable to the equity holders of the Company	823,641	745,330
Non-controlling interests	2,138	1,340

TOTAL EQUITY	825,779	746,670

LIABILITIES
Non-current liabilities
Financial liabilities
Borrowings	63,954	62,300
Lease liabilities	22,193	13,962
Derivative liabilities	—	4
Other financial liabilities	7,793	4,985
Provisions	4,656	4,219
Deferred tax liabilities (net)	16,443	17,467
Non-current tax liabilities (net)	42,024	37,090
Other non-current liabilities	12,757	8,751

Total non-current liabilities	169,820	148,778

Current liabilities
Financial liabilities
Borrowings	97,863	79,166
Lease liabilities	8,025	9,221
Derivative liabilities	968	558
Trade payables	58,667	57,655
Other financial liabilities	33,463	33,183
Contract liabilities	20,063	17,653
Other current liabilities	15,085	15,238
Provisions	17,638	18,028
Current tax liabilities (net)	34,481	21,756

Total current liabilities	286,253	252,458

TOTAL LIABILITIES	456,073	401,236

TOTAL EQUITY AND LIABILITIES	1,281,852	1,147,906

11.	Audited Consolidated Statement of Cash Flows

	Year ended March 31,
	2025	2024
Cash flows from operating activities
Profit for the year	132,180	111,121
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(606)	(2,072)
Depreciation, amortisation and impairment expense	29,579	34,071
Unrealised exchange (gain)/loss, net	(623)	655
Share-based compensation expense	5,551	5,584
Share of net (profit )/loss of associate and joint venture accounted for using equity method	(254)	233
Income tax expense	42,777	36,089
Finance and other income, net of finance costs	(23,432)	(11,344)
Change in fair value of contingent consideration	(169)	(1,300)
Lifetime expected credit loss	324	640
Other non-cash items	—	488
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	1,894	7,824
(Increase)/Decrease in unbilled receivables and contract assets	(1,331)	5,919
(Increase)/Decrease in Inventories	213	287
(Increase)/Decrease in other financial assets and other assets	6,609	8,869
Increase)/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	548	(435)
Increase/(Decrease) in contract liabilities	2,341	(5,053)

Cash generated from operating activities before taxes	195,601	191,576
Income taxes paid, net	(26,175)	(15,360)

Net cash generated from operating activities	169,426	176,216

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(14,737)	(10,510)
Proceeds from disposal of property, plant and equipment	1,822	4,022
Payment for purchase of investments	(801,582)	(975,069)
Proceeds from sale of investments	706,520	978,598
Payment for business acquisitions including deposits and escrow, net of cash acquired	(964)	(5,291)
Payment for investment in joint venture	—	(484)
Repayment of security deposit for property, plant and equipment	(300)	300
Interest received	26,212	20,111
Dividend received	2,299	3

Net cash generated from/(used in) investing activities	(80,730)	11,680

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	27	13
Repayment of borrowings	(177,672)	(130,557)
Proceeds from borrowings	195,595	120,500
Payment of lease liabilities	(10,474)	(10,060)
Payment for contingent consideration	—	(1,294)
Interest and finance costs paid	(8,689)	(10,456)
Payment of dividend	(62,750)	(5,218)
Payment of dividend to Non-controlling interest holders	—	(322)
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)

Net cash used in financing activities	(63,963)	(182,567)

Net increase/(decrease) in cash and cash equivalents during the year	24,733	5,329
Effect of exchange rate changes on cash and cash equivalents	290	(239)
Cash and cash equivalents at the beginning of the year	96,951	91,861

Cash and cash equivalents at the end of the year	121,974	96,951

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: April 16, 2025	Chairman

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months and year ended March 31, 2025 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“lAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three months and year ended March 31, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance . The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial Information of the Group in accordance with the recognition and measurement principles laid down in lAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities in the group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W - 100018)

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, April 16, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id - info@wipro.com ; Tel: +91-80-2844 0011 ; Fax:+91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2025

UNDER IFRS (IASB)

(in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Income
	a) Revenue from operations	225,042	223,188	222,083	890,884	897,603
	b) Foreign exchange gains/( losses), net	224	410	(128)	32	340

I	Total income	225,266	223,598	221,955	890,916	897,943

	Expenses
	a) Purchases of stock-in-trade	810	459	825	2,967	3,832
	b) Changes in inventories of stock-in-trade	31	318	156	195	278
	c) Employee benefits expense	133,454	133,035	136,255	533,477	549,301
	d) Depreciation, amortization and impairment expense	7,217	6,765	8,405	29,579	34,071
	e) Sub-contracting arid technical fees	24,896	25,903	24,318	100,148	103,030
	f) Facility expenses	4,113	3,884	3,727	16,067	14,556
	g) Travel	3,158	3,164	3,349	14,095	15,102
	h) Communication	899	871	956	3,842	4,878
	i) Legal and professional fees	3,133	2,842	2,324	11,270	9,559
	j) Software license expense for internal use	4,951	5,080	4,395	19,338	18,378
	k) Marketing arid brand building	917	1,032	667	3,591	3,555
	l) Lifetime expected credit loss/ (write-back)	365	(608)	367	324	640
	m) ( Gain)/loss on sale of property, plant and equipment, net	160	77	102	(606)	(2,072)
	n) Other expenses	2,075	1,810	736	5,358	6,736

II	Total expenses	186,179	184,632	186,582	739,645	761,844

III	Finance expenses	3.767	4,146	3,308	14,770	12,552
IV	Finance and other income	11,819	9,708	6,759	38,202	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)

VI	Profit before tax [I-II-III+IV+V]	47,430	44,533	38,622	174,957	147,210

VII	Tax expense	11,549	10,866	10,040	42,777	36,089

VIII	Profit for the period [VI-VII]	35,881	33,667	28,582	132,180	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	124	1231)	(177)	274	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(2,943)	(367)	(506)	(3,476)	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,762	1,853	(844)	7,331	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(55)	1	(2)	(41)	(158)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(94)	269	271	(189)	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	335	(171)	15	146	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	810	(1,100)	355	(745)	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	352	37	261	963	1,516

IX	Total other comprehensive income for the period, net of taxes	291	291	(627)	4,263	7,127’

1

	Total comprehensive income for the period [VIII+IX]	36,172	33,958	27,955	136,443	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	35,696	33,538	28,346	131,354	110,452
	Non-controlling interests	185	129	236	826	669

		35,881	33,667	28,582	132,180	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,005	33,783	27,781	135,595	117,744
	Non-controlling interests	167	175	174	848	504

		36,172	33,958	27,955	136,443	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,944	20,938	10,450	20,944	10,450

XII	Reserves excluding revaluation reserves and Noncontrolling interests as per balance sheet				807,365	739,433

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3,41	3.21	2,71	12,56	10,44
	Diluted (in ₹)	3,39	3,20	2,70	12,52	10,41

1.

The Audited-consolidated financial results of the Company for the three months and year ended March 31, 2025, have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2025 and the audited interim condensed consolidated financial statements for the nine months ended. December 31, 2024, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued, by the International Accounting Standards Board (“IASB”). The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and for the year ended March 31, 2024 includes gain on sale of immovable properties of ₹ (2,357).

4

Other expenses are net of reversals of contingent consideration of ₹ 2, ₹ Nil. ₹ 792 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024. respectively, and ₹ 169 and ₹ 1,300 for the year ended March 31, 2025 and 2024, respectively. Other expenses are net of insurance claim received of ₹Nil for the three months ended March 31, 2025, December 31, 2024 and March 31,2024, respectively, and ₹ 1,805 and ₹ Nil for the year ended March 31, 2025 and 2024. respectively.

5.	List of subsidiaries, associate and joint venture as at March 31, 2025 arc provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

2

		Designit Spain Digital. S.L.U	Spain
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known		Belgium
as Wipro 4C NV)
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Services E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited(2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelôsségû Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited (6)		Singapore
Wipro Overseas IT Services Private Limited			India

3

Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (7)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (8)	Wipro Life Science Solutions, LLC (9)		USA USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’. ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as: mentioned in footnote (2) and (3) below.

(2)

Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited has acquired 45% of the equity securities of Women’s Business Park Technologies Limited on March 24, 2025 in addition to 55% of the equity securities held.

(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.a.r.l.
(5)	Wipro Information Technology Netherlands BV, has acquired 100% Of the equity securities of Applied Value Technologies B.V.
(6)	Wipro Networks Pte Limited has acquired 100% of the equity securities of Applied Value Technologies Pte Limited
(7)	Wipro IT Services. LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(8)	Wipro, Inc, has been incorporated as a wholly-owned subsidiary-of the Company with the effect from September 30, 2024.
(9)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc, with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal U.S Holdings. Inc., HealthPlan. Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing intermediate Holdings, Inc., The Capital Markets Company any BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc,. Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

4

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V.(11)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, lnc.(10)	USA
		Rizing Pte Ltd. (11)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.1		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Services Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH(11)	Germany
		Wipro IT Services Austria GmbH	Austria

(10)	Attune Netherlands B,V transferred its entire shareholding in Rizing Consulting USA. Inc. to Rizing LLC. effective March 31, 2025.

5

(11)	Step Subsidiary details of Attune Netherlands BV., Rizing Pte Ltd,, Wipro Business Solutions GmbH are as follows;

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B ,V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.

Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia

Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania

As at March’ 31,2025, the Company held 43.7% interest in Drivestream inc. and 27% interest in SDVerseLLC. accounted for using the equity method.

The list of controlled trusts are;

Name of the entity	Country of incorporation
Wipro Equity Re ward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to Customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas I and Americas 2 are primarily organized by industry* sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors: in the United States of America: communications, media and information services, software and gaming, new age technology; consumer goods, medical devices and life sciences, healthcare, and technology products and Services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America; banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech, Europe consists of the United Kingdom and Ireland, Switzerland, Germany. Northern Europe and Southern Europe, APMEA consists of Australia and New Zealand, India, Middle East, South East Asia. Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, hut the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment; the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (‘‘CEO”) and Managing Director of the Company has been identified as the Chief Operating. Decision Maker as defined: by IFRS8,“Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

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Information on reportable segments for the three months ended March 31, 2025, December 31, 2024, March 31, 2024, and year ended March 31, 2025 and March 31, 2024 are as follows;

	Three months ended			Year ended
Particulars	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,721	72,010	67,229	281,824	268,230
Americas 2	68,582	68,120	67,724	271,972	269,482
Europe	58,552	59,282	61,344	240,077	253,927
APMEA	23,598	23,439	24,499	94,351	102,177

Total of IT Services	224,453	222,851	220,796	888,224	893,816
IT Products	813	747	1,159	2,692	4,127

Total segment revenue	225,266	223,598	221,955	890,916	897,943

Segment result
IT Services
Americas 1	16,195	14,966	14,081	58,186	59,364
Americas 2	15,513	15,275	15,791	61,326	59,163
Europe	8,140	7,600	7,933	29,434	33,354
APMEA	3,672	3,667	3,401	12,850	12,619
Unallocated	(4,250)	(2,518)	(5,011)	(16,157)	(20,304)

Total of IT Services	39,270	38,990	36,195	151,639	144,196
IT Products	28	29	143	(173)	(371)
Reconciling Items	(211)	(53)	(965)	(195)	(7,726)

Total segment result	39,087	38,966	35,373	151,271	136,099

Finance expenses	(3,767)	(4,146)	(3,308)	(14,770)	(12,552)
Finance and other income	11,819	9,708	6,759	38,202	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)

Profit before tax	47,430	44,533	38,622	174,957	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/losses), net in revenues amounting to ₹ 224, ₹ 410, and ₹ (128) for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024 respectively, ₹ 32 and 340 for the year ended March 31, 2025 and March 31, 2024, respectively. Which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of Nil and ₹ 6,814 for the three months and year ended March 31, 2024, respectively, is included under Reconciling Items.
e)	Reconciling Items for the three months and year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
	March 31, 2025	December 30, 2024	March 31, 2024	March 31, 2025	March 31, 2024
Amortization and impairment expenses on Intangible assets	1,631	1,577	2,569	7,909	11,756

Change in fair value of contingent consideration	(2)	—	(792)	(169)	(1,300)

Segment results of IT Services segment for the three months and year ended March 31, 2024 are after considering additional unionization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,195,₹ 1,712 and: ₹ 1,293 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively and ₹ 5,542 and ₹ 5,590 for the year ended March 31, 2025 arid March 31, 2024 respectively,

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 160, ₹ 77 and ₹ 102 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024. respectively, and ₹ (606) and ₹ (2,072) for the year ended March 31, 2025 and March 31, 2024 respectively.

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7.

During the year ended March 31, 2025 and 2024, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ Nil, ₹ Nil and ₹ 808 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, ₹ 1,15 5 and ₹ 1,7 01 for the year ended March 31, 2025 and 2024, as part of amortization and impairment.

8.	Buyback of equity shares

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 arid transaction costs related to buy back of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings, Consequent to such buyback, the paid-up equity share-capital has reduced by ₹ 539.

Earnings per share for each of the three months ended June 30.2023, September 30, 2023, December 31, 2023 and March 31, 2024 will not-add up to earnings per share for the year ended March 31, 2024, on account of buyback of equity shares.

9.	Issue of bonus shares

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity’ shares held (including ADS holders) was approved by the shareholders of the Company oh November 21, 2024. Subsequently, on December 4,2024, the Company allotted 5,232,094,402 equity shares (including ADS’) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. I (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

10.	Consolidated Balance Sheet:

	As at March 31, 2024	As at March 31, 2025
ASSETS
Goodwill	316,002	325,014
Intangible assets	32,748	27,450
Property, plant and equipment	81,608	80,684
Right-of-Use assets	17,955	25,598
Financial assets
Derivative assets	25	^
Investments	21,629	26,458
Trade receivables	4,045	299
Other financial assets	5,550	4,664
Investments accounted for using the equity method	1,044	1,327
Deterred tax assets	1,817	2,561
Non-current tax assets	9,043	7,230
Other non-current assets	10,331	7,460

Total non-current Assets	501,797	508,745

Inventories	907	694
Financial assets
Derivative assets	1,333	1,820
Investments	311,171	411,474
Cash and cash equivalents	96,953	121,974
Trade receivables	115,477	117,745
Unbilled receivables	58,345	64,280
Other financial assets	10,536	8,448
Contract assets	19,854	15,795
Current tax assets	6,484	6,417
Other current assets	29,602	29,128

Total current assets	650,662	777,775

TOTAL ASSETS	1,152,459	1,286,520

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EQUITY
Share capital	10,450	20,944
Share premium	3,291	2,628
Retained earnings	630,936	716,477
Share-based payment reserve	6,384	6,985
Special Economic Zone Re-investment reserve	42,129	27,778
Other components of equity	56,693	53,497

Equity attributable to the equity holders of the Company	749,883	828,309
Non-controlling interests	1,340	2,138

TOTAL EQUITY	751,223	830,447

LIABILITIES
Financial liabilities
Loans arid borrowings	62,300	63,954
Lease liabilities	13,962	22,193
Derivative liabilities	4	—
Other financial liabilities	4,985	7,793
Deferred tax liabilities	17,467	16,443
Non-current tax liabilities	37,090	42,024
Other non-current liabilities	12,970	17,119
Provisions	—	294

Total non-current liabilities	148,778	169,820

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	97,863
Lease liabilities	9,221	8,025
Derivative liabilities	558	968
Trade payables and accrued expenses	88,566	88,252
Other financial liabilities	2,272	3,878
Contract liabilities	17,653	20,063
Current tax liabilities	21,756	34,481
Other current liabilities	31,295	31,086
Provisions	1,971	1,637

Total current liabilities	252,458	286,253

TOTAL LIABILITIES	401,236	456,073

TOTAL EQUITY AND LIABILITIES	1,152,459	1,286,520

A	Value is less than 0.5

11.	Consolidated statement of cash flows:

	Year ended March 31,
	2024	2025
Cash flows from operating activities
Profit for the year	111,121	132,180
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(2,072)	(606)
Depreciation, amortization and impairment expense	34,071	29,579
Unrealized exchange (gain )/loss, net	655	(623)
Share-based compensation expense	5,584	5,551
Share of net (profit)/loss of associate and joint venture accounted for using equity method	233	(254)
Income tax expense	36,089	42,777
Finance and other income, net of finance expenses	(11,344)	(23,432)
Change in fair value of contingent consideration.	(1,300)	(169)
Lifetime expected credit loss:	640	324
Other non-cash items	488	—
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	7,824	1,894
(Increase))/Decrease in unbilled receivables and contract assets	5,919	(1,331)
(Increase)/Decrease in Inventories	287	213
(Increase)/(Decrease in other financial assets and other assets	8,869	6,609
increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(435)	548
Increase/(Decrease) in contract liabilities	(5,053)	2,341

Cash generated from operating activities before taxes	191,576	195,601

9

Income taxes paid, net	(15,360)	(26,175)

Net cash generated from operating activities	176,216	169,426

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(10,510)	(14,737)
Proceeds from disposal of property, plant and equipment	4,022	1,822
Payment for purchase of investments	(975,069)	(801,582)
Proceeds from sale of investments	978,598	706,520
Payment for business acquisitions including deposits and escrow, net of cash acquired	(5,291)	(964)
Payment for investment in joint venture	(484)	—
Repayment of security’ deposit for property, plant and equipment	300	(300)
Interest received	20,111	26,212
Dividend received	3	2,299

Net cash generated from/(used in) investing activities	11,680	(80,730)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	27
Repayment of loans and borrowings	(130,557)	(177,672)
Proceeds from loans and borrowings	120,500	195,595
Payment of lease liabilities	(10,060)	(10,474)
Payment for contingent consideration	(1,294)	—
Interest and finance expenses paid	(10,456)	(8,689)
Payment of dividend	(5,218)	(62,750)
Payment of dividend to Non-controlling interest holders	(322)	—
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	—

Net cash used in financing activities	(182,567)	(63,963)

Net increase/(decrease) in cash and cash equivalents during the year	5,329	24,733
Effect of exchange rate changes on cash and cash equivalents	(239)	290
Cash and cash equivalents at the beginning of the year	91,861	96,951

Cash and cash equivalents at the end of the year	96,951	121,974

By order of the Board,	for, Wipro Limited

Place: Bengaluru Date: April 16, 2025	Rishad A. Premji Chairman

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